Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

Mitra Surrell Direct Dial: 202-239-3685 E-mail: mitra.surrell@alston.com

November 25, 2015

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: Alberto Zapata

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 249 to the Trust’s Registration Statement on Form N-1A, filed on September 15, 2015

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This responds to additional comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on November 12, 2015, relating to Post-Effective Amendment No. 249 to the Trust’s Registration Statement on Form N-1A filed on September 15, 2015 regarding the Balter European L/S Small Cap Fund (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section - Principal Investment Strategies

Comment #1

As requested in Comment #12 in the response letter dated November 4, 2014, please add Investor Class shares to the prior performance table and include the adjustment for fees and expenses as done with Institutional Class.

Response #1

Per the staff’s comment, the Registrant has revised the disclosure as follows:

Average Annual Total Returns For the Periods Ended December 31, 2014(1)	One Year	Three Years	Life of Fund(2)
Institutional Class Shares
Return Before Taxes	-0.44%	11.31%	11.08%
Return After Taxes and Sale or Redemption of Fund Shares	-0.25%	8.83%	9.01%
Investor Class Shares
Return Before Taxes	-0.74%	10.98%	10.75%
MSCI Europe Small Cap Index (reflects no deduction for fees, expenses or taxes)	-6.50%	18.91%	2.52%
Morningstar Long/Short Category Avg. (reflects no deduction for fees, expenses or taxes)	2.83%	6.85%	1.53%
(1)	This performance information reflects the performance of the Predecessor Fund as adjusted to reflect Institutional Class Shares and Investor Class Shares expenses reflected in the Fee Table. Returns after tax on distributions are not shown because the privately offered fund, unlike a regulated investment company, was not required to make annual distributions to its investors. The Fund expects to make sufficient distributions to qualify and be eligible for treatment as a regulated investment company for tax purposes.
(2)	The Predecessor Fund commenced operations on October 31, 2007.

After tax returns depend on an investor’s tax situation and may differ from those shown. After tax returns are calculated using the historical highest individual federal marginal income tax rates in effect and do not reflect the effect of state and local taxes. The after-tax returns shown may not be relevant to those investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts (“IRAs”). “Return After Taxes on Distributions” shows the effect of taxable distributions (dividends and capital gains distributions) but assumes that Fund shares are still held at the end of the period. After tax returns are shown for only Institutional Class Shares and after tax returns for Investor Class Shares will vary.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3685.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell